EXHIBIT 11

11.  Statement re:  Computation of Per Share Earnings

     Earnings per share computations are based on the weighted average number of shares outstanding after giving retroactive effect to stock dividends. Because the effect of common stock equivalents would be immaterial, they have been excluded from the calculation of weighted average shares. Weighted average numbers of shares outstanding for each year in the period 1992 to 1996 are as follows:

      1996              4,290,342
      1995              4,269,231
      1994              4,230,194
      1993              4,216,355
      1992              4,213,941